UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29469/ October 20, 2010

In the Matter of   :
                                            :
M&I SPECIAL INSTITUTIONAL FUNDS, INC.   :
111 East Kilbourn Ave.   :
Suite 200   :
Milwaukee, WI 53202   :
                                            :
(811-22232)   :
                                            :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

M&I Special Institutional Funds, Inc. filed an application on
August 24, 2010, and amended on September 22, 2010, requesting an
order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On September 24, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29440). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                     Deputy Secretary